UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

W. P. Carey & Co. LLC

(Name of Issuer)

Listed Shares, no par value per share

(Title of Class of Securities)

92930Y107

(CUSIP Number)

Estate of Wm. Polk Carey c/o James Sligar, Esq. Milbank, Tweed, Hadley and McCloy LLP New York, New York 10005 (212) 530-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92930Y107

1	NAMES OF REPORTING PERSONS. The Estate of Wm. Polk Carey, Deceased
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO and PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY BY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,110,060
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 11,110,060
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,110,060
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.92%(1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Based on the Form S-4 filed on July 27, 2012 by W. P. Carey Inc. (the “Form S-4”) there were 40,358,186 W. P. Carey & Co. LLC Listed Shares outstanding as of July 16, 2012, as adjusted to exclude 561,418 Listed Shares purchased by W. P. Carey & Co. LLC as reported below.

This Amendment No. 3 is being filed by the Estate of Mr. Wm. Polk Carey (the “Estate” or the “Reporting Person”) and amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2011 (as amended on January 31, 2012 and March 16, 2012, the “Schedule 13D”) with respect to the listed shares, no par value per share (the “Listed Shares”), of W.P. Carey & Co. LLC, a Delaware limited liability company (the “Company”). Each item below amends and supplements the information disclosed under the corresponding item of the Schedule 13D. Unless otherwise indicated, terms used but not defined in this Amendment No. 3 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

As set forth in the Company’s filings with the SEC, on February 17, 2012, the Company entered into (i) an Agreement and Plan of Merger (the “Conversion Agreement”) with W. P. Carey REIT, Inc., subsequently renamed W. P. Carey Inc., a newly formed Maryland corporation and wholly-owned subsidiary of the Company (“W. P. Carey Inc.”) providing for, among other things, the merger of the Company with and into W. P. Carey Inc. (the “W.P. Carey Conversion”), with W. P. Carey Inc. succeeding to and continuing to operate the existing business of the Company, and (ii) an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, W. P. Carey Inc., Corporate Property Associates 15 Incorporated, a Maryland corporation (“CPA®:15”), CPA 15 Holdco, Inc., a Maryland corporation and wholly-owned subsidiary of CPA®:15 (“CPA 15 Holdco”), CPA 15 Merger Sub Inc., an indirect subsidiary of W. P. Carey Inc. (“Merger Sub”), and, for the limited purposes set forth therein, Carey Asset Management Corp. and W. P. Carey & Co. B.V., each a subsidiary of the Company, pursuant to which CPA®:15, through a series of steps, will become an indirect subsidiary of W.P. Carey Inc. (the “Merger”, and together with the W.P. Carey Conversion, the “Transactions”).

Share Purchase Agreement

On July 23, 2012, the Estate, together with its wholly owned company, W. P. Carey & Co., Inc. (“HoldCo”, and together with the Estate, the “Shareholders”), entered into a share purchase agreement (the “Share Purchase Agreement”) with the Company and W. P. Carey Inc. pursuant to which the Shareholders may collectively exercise the following sale options: (i) prior to the date of the first dissemination of the joint proxy statement/prospectus in connection with the Transactions (the “Joint Proxy Statement/Prospectus”), a one-time option to sell to the Company at the Purchase Price (as defined below) up to an aggregate amount of Twenty-Five Million Dollars ($25,000,000) of Listed Shares, (ii) at any time following the consummation of the Merger, but on or before the later of (A) December 31, 2012 and (B) thirty (30) days following consummation of the Merger, a one-time option to sell to W. P. Carey Inc. at the Purchase Price up to an aggregate amount of Twenty Million Dollars ($20,000,000) of shares of common stock, par value $0.001 per share, of W. P. Carey Inc. (“NewCo Shares”, and together with the Listed Shares, “Company Common Shares”), and (iii) so long as the Merger is consummated, at any time on or following January 1, 2013, but on or before the later of (A) March 31, 2013 and (B) the date that is six (6) months following the date of the consummation of the Merger, a one-time option to sell to W. P. Carey Inc. at the Purchase Price up to an aggregate amount of Forty Million Dollars ($40,000,000) of NewCo Shares. Pursuant to the terms of the Share Purchase Agreement, the Company will pay a per share purchase price equal to ninety-six percent (96%) of the volume weighted average price as listed on Bloomberg (or any other authoritative source selected by the parties) of one Listed Share or NewCo Share, as applicable, for the ten (10) business days immediately prior to the date that the Estate or HoldCo notifies the Company of its intention to exercise the applicable sale option (the “Purchase Price”). The foregoing is qualified in its entirety by reference to the Share Purchase Agreement filed as Exhibit A to this amended Schedule 13D, which is incorporated by reference.

Voting Agreement

In connection with the Share Purchase Agreement, on July 23, 2012, the Estate, together with HoldCo, entered into a voting agreement (the “Voting Agreement”) with the Company and W. P. Carey Inc. Pursuant to the terms of the Voting Agreement, the Shareholders have agreed to, among other things, vote (or cause to be voted) any and all Company Common Shares beneficially owned by the Shareholders as of the date of the Voting Agreement or subsequently acquired or beneficially owned by the Shareholders (collectively, the “Estate Shares”): (i) in favor of (A) the adoption of the Conversion Agreement, and the approval of each of the actions contemplated by the Conversion Agreement, including the W.P. Carey Conversion, with W. P. Carey Inc. succeeding to and continuing to operate the existing business of the Company, and (B) the adoption of the Merger Agreement, and the approval of each of the actions contemplated by the Merger Agreement, including, among other things, the Merger of CPA 15 Holdco with and into Merger Sub, with Merger Sub surviving the merger as an indirect subsidiary of W. P. Carey Inc. and CPA®:15 being a direct subsidiary of Merger Sub.

The Voting Agreement terminates upon the earliest to occur of (i) the Effective Time (as defined in the Merger Agreement), (ii) the date on which the Merger Agreement is terminated in accordance with its terms, (iii) the date of any material modification, waiver or amendment of the Conversion Agreement and/or the Merger Agreement that is adverse to the Shareholders such that the Company must distribute to its shareholders a supplement or amendment to the Joint Proxy Statement/Prospectus filed with the SEC from time to time, and (iv) the failure by the Company to consummate, in accordance with and subject to the terms of the Share Purchase Agreement, a Repurchase (as defined in the Share Purchase Agreement) in connection with the exercise of the First Sale Option (as defined in the Share Purchase Agreement).

The obligations of the Shareholders contained in the Voting Agreement are conditioned upon and subject to receipt by the Estate from the Board of Directors of W. P. Carey Inc., prior to the consummation of the Merger, of an executed non-waivable exemption from the applicable REIT provisions for the Estate to beneficially own up to eighteen percent (18%) of the aggregate outstanding shares of NewCo Shares or any other outstanding class or series of W. P. Carey Inc.’s stock. Furthermore, subject to certain limited exceptions, during the term of the Voting Agreement, the Shareholders have agreed not to, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber any of the Estate Shares. The foregoing is qualified in its entirety by reference to the Voting Agreement filed as Exhibit B to this amended Schedule 13D, which is incorporated by reference.

Registration Rights Agreement

Also in connection with the Share Purchase Agreement, on July 23, 2012, the Estate, together with HoldCo, entered into a registration rights agreement (the “Registration Rights Agreement”) with the Company and W. P. Carey Inc. pursuant to which the Estate and HoldCo are entitled collectively to request at any time following the consummation of the W.P. Carey Conversion, but on or before the third anniversary of the consummation of the W.P. Carey Conversion that W. P. Carey Inc. cause their NewCo Shares registrable thereunder (“Registrable Securities”) to be registered via an underwritten public offering on a registration statement filed with the SEC (a “Demand Registration”). W. P. Carey Inc. is not obligated to effect more than three (3) Demand Registrations (the “Demand Registration Rights”) and such request for Demand Registration must be for a gross amount of (1) equal to or greater than Fifty Million Dollars ($50,000,000) with respect to one such Demand Registration and equal to or greater than Seventy-Five Million Dollars ($75,000,000) with respect to the other two Demand Registrations, and (2) equal to or less than Two Hundred and Fifty Million Dollars ($250,000,000) of Registrable Securities. Additionally, the Registration Rights Agreement provides the Shareholders with, subject to certain exceptions and limitations, unlimited “piggyback” registration rights (the “Piggyback Registration Rights,” and together with the Demand Registration Rights, the “Shareholders’ Registration Rights”) pertaining to the shares of Company Common Shares owned by the Shareholders as of the date of the Registration Rights Agreement.

The Shareholders’ Registration Rights are subject to customary lock-up and cutback provisions, and the Registration Rights Agreement contains customary indemnification provisions. The Company has agreed to bear the expenses incurred in connection with the filing of any registration statements attributable to the exercise of the Shareholders’ Registration Rights, other than any (i) underwriting fees, discounts and sales commissions, (ii) fees, expense and disbursements of legal counsel of the Shareholders, and (iii) transfer taxes, in each case relating to the sale or disposition by the Shareholders’ of shares of Company Common Shares pursuant to the Registration Rights Agreement. The foregoing is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit C to this amended Schedule 13D, which is incorporated by reference.

On August 2, 2012, the Estate sold 561,418 Listed Shares to the Company for an aggregate purchase price of Twenty-Five Million Dollars ($25,000,000), or $44.5301 per Listed Share, pursuant to the terms of the Share Purchase Agreement.

Except as otherwise set forth in this Item 4, the Reporting Person currently has no plans or proposals of the type that would be required to be disclosed pursuant to this Item 4. However, the Reporting Person intends to periodically evaluate the Company and its business and the Reporting Person’s investment therein and may buy or sell Company Common Shares or engage in discussions with the Company, its management and shareholders, or third parties with respect thereto. In addition, the Reporting Person may from time to time consider pursuing or proposing any or all of the transactions described in subparagraphs (a) through (j) of Item 4 of Form Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) The Estate directly owns 3,995,325 Listed Shares, which represents 10.04% of all outstanding Listed Shares, and indirectly owns, through HoldCo, 7,114,735 Listed Shares, which represents 17.88% of all outstanding Listed Shares. The Estate also beneficially owns 5,309 Listed Shares that the Estate has the right to acquire through the exercise of share options within the next sixty (60) days under the Company’s 1997 Share Incentive Plan. As a result, the Estate is deemed to own 11,110,060 Listed Shares, which represents 27.92% of all outstanding Listed Shares. The preceding percentage ownership calculations are based on the number of Listed Shares outstanding as reported on the Form S-4, as adjusted to exclude the 561,418 Listed Shares purchased by the Company as reported in this Schedule 13–D.

(b) The Estate has the sole power to vote 11,110,060 Listed Shares, and the sole power to dispose of 11,110,060 Listed Shares.

(c) On June 28, 2012, the Reporting Person acquired 15,222 Listed Shares at an average price of $27.24 per share as a result of the exercise of option grants received by William Polk Carey prior to his death. On August 2, 2012, the Estate sold 561,418 Listed Shares to the Company for an aggregate purchase price of Twenty-Five Million Dollars ($25,000,000), or $44.5301 per Listed Share, pursuant to the terms of the Share Purchase Agreement.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

The information set forth in Item 4 of this Amendment No. 3 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Share Purchase Agreement, dated as of July 23, 2012, by and among the Estate of William Polk Carey and W. P. Carey & Co., Inc., a wholly-owned corporation of the Estate, W. P. Carey & Co. LLC, a Delaware limited liability company, and, upon the completion of the W. P. Carey Conversion (as defined therein), W. P. Carey Inc., a Maryland corporation and a wholly-owned subsidiary of W. P. Carey.

Exhibit B: Voting Agreement, dated as of July 23, 2012, by and among the Estate of William Polk Carey and W. P. Carey & Co., Inc., a wholly-owned corporation of the Estate, W. P. Carey and Co. LLC, a Delaware limited liability company, and, upon the completion of the W. P. Carey Conversion (as defined therein), W. P. Carey Inc., a Maryland corporation and a wholly owned subsidiary of W. P. Carey.

Exhibit C: Registration Rights Agreement, dated as of July 23, 2012, by and among the Estate of William Polk Carey and W. P. Carey & Co., Inc., a wholly-owned company of the Estate, W. P. Carey & Co. LLC, a Delaware limited liability company, and, upon the completion of the W. P. Carey Conversion (as defined therein), W. P. Carey Inc., a Maryland corporation and a wholly-owned subsidiary of W. P. Carey.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 3, 2012

By:	/s/ Jan F. Kärst

Name:	Jan F. Kärst

Title:	Executor

By:	/s/ Francis J. Carey, Jr.

Name:	Francis J. Carey, Jr.

Title:	Executor

Exhibit Index

Exhibit No.	Exhibit Name

A	Share Purchase Agreement, dated as of July 23, 2012, by and among the Estate of William Polk Carey and W. P. Carey & Co., Inc., a wholly-owned corporation of the Estate, W. P. Carey & Co. LLC, a Delaware limited liability company, and, upon the completion of the W. P. Carey Conversion (as defined therein), W. P. Carey Inc., a Maryland corporation and a wholly-owned subsidiary of W. P. Carey.

B	Voting Agreement, dated as of July 23, 2012, by and among the Estate of William Polk Carey and W. P. Carey & Co., Inc., a wholly-owned corporation of the Estate, W. P. Carey and Co. LLC, a Delaware limited liability company, and, upon the completion of the W. P. Carey Conversion (as defined therein), W. P. Carey Inc., a Maryland corporation and a wholly owned subsidiary of W. P. Carey.

C	Registration Rights Agreement, dated as of July 23, 2012, by and among the Estate of William Polk Carey and W. P. Carey & Co., Inc., a wholly-owned company of the Estate, W. P. Carey & Co. LLC, a Delaware limited liability company, and, upon the completion of the W. P. Carey Conversion (as defined therein), W. P. Carey Inc., a Maryland corporation and a wholly-owned subsidiary of W. P. Carey.